File No. 69-292

                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.
                   ____________________________

                       Form U-3A-2 for 1998

          Statement by Holding Company Claiming Exemption
         Under Rule U-2 From the Provisions of the Public
                Utility Holding Company Act of 1935

               To Be Filed Annually Prior to March 1

                        QUESTAR CORPORATION
                         (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:
     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Questar Corporation ("Questar" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433. On October 2, 1984, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission following a holding company reorganization in which Questar Gas Company ("Questar Gas") became a subsidiary of Questar. Questar subsequently filed a Form U-3A-2 on March 1, 1985, and on or before each subsequent March 1 to the present time.
     As a parent company, Questar provides certain administrative services, e.g., personnel, public relations, communications, tax, financial, and audit, to companies within the consolidated group. Questar has three direct subsidiaries: Questar Regulated Services Company, a Utah corporation ("Regulated Services"); Questar Market Resources, Inc., a Utah corporation ("Market Resources"); and Questar InfoComm, Inc., a Utah corporation ("Questar InfoComm"). The Company owns 100 percent of the common stock issued by each of these directly held subsidiaries.
     Regulated Services has three subsidiaries: Questar Gas, a Utah corporation; Questar Pipeline Company, a Utah corporation ("Questar Pipeline"); and, as of January 1, 1999, Questar Energy Services, Inc. ("QES"). Questar Gas is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. Questar Gas also transports natural gas for industrial users in Utah and Wyoming. Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Questar Gas has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Questar Gas's customers in Idaho are served under the provisions of its Utah tariff. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah. Questar Pipeline currently transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. QES performs energy management, appliance financing, and other activities.
     Questar InfoComm owns data processing, communications, and electronic gas measurement equipment systems, and performs data processing, communications, and gas measurement services for other members of the consolidated group and third parties.
     Market Resources engages in various businesses not subject to state utility regulation through several subsidiaries: Wexpro Company ("Wexpro"), which conducts oil and gas development and production activities on certain producing properties for the benefit of Questar Gas in the Rocky Mountain region; Celsius Energy Company ("Celsius"), which engages in oil and gas exploration and related development and production activities throughout the western United States and Canada (Canadian operations are conducted by Celsius Energy Resources Ltd.); Universal Resources Corporation ("Universal Resources"), which is engaged in oil and gas exploration and related development and production activities, primarily in the Midcontinent; Questar Energy Trading Company ("Questar Energy Trading"), which conducts energy marketing activities; and Questar Gas Management Company ("Questar Gas Management"), which is engaged in gathering and field processing activities. Neither Market Resources nor any of its subsidiaries is a "public utility company," as such term is defined in the Act. All companies owned by Market Resources have their principal offices at 180 East 100 South, Salt Lake City, Utah.
     With the exception of Questar Gas, none of the companies directly or indirectly owned by Questar is a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "Act"). Questar's directly held subsidiaries have their principal executive offices at 180 East 100 South, Salt Lake City, Utah. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Questar Gas, which is a "gas utility company" for purposes of the Act, was distributing natural gas to 663,392 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 1998. Of these customers, 640,058 were located in Utah, 21,858 were located in southwestern Wyoming, 1,475 were located in southeastern Idaho, and one was located in western Colorado. Questar Gas owns and operates approximately 19,976 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 19,034 miles in its Utah distribution system.
     Under the terms of a settlement agreement among Questar Gas, Wexpro and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas (including related royalty gas) constituted 45 percent of Questar Gas's total gas supply in 1998 and is reflected in Questar Gas's rates at "cost-of-service" prices.
     As of September 1, 1993, Questar Gas became directly responsible for all gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming, and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants. Questar Energy Trading markets natural gas and electricity, but does not own any distribution facilities in connection with such activities.
     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

     During the 1998 calendar year, Questar Gas sold 92,912,000 decatherms ("Dth") of natural gas, including 83,231,000 Dth at retail, and transported 55,461,000 Dth of natural gas. (Questar Gas generally reports volumes in Dth; a Dth is equal to ten therms or one million Btu's. In Questar Gas's gas system, each Mcf of natural gas contains approximately 1.04 Dth.) For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers. The 9,681,000 Dth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles. Questar Gas's total revenues for 1998 were $476,823,000, of which $441,113,000 were attributable to its operations in Utah, $19,274,000 were attributable to its operations in Wyoming, $111,000 were attributable to its operations in Colorado, and $989,000 were attributable to its operations in Idaho. (Questar Gas's total 1998 revenues included $15,336,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year. Questar Gas is the only public utility company among the Company's subsidiaries. Questar itself did not make any sales of natural or manufactured gas during 1998.
          (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

     During the 1998 calendar year, Questar Gas distributed at retail 3,223,000 Dth of natural gas outside the state of Utah, it's state of incorporation.
          (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

     During 1998, Questar Gas 446,000 Dth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations. Questar Gas, during 1998, also transported 416,000 Dth of natural gas to customers outside Utah. Questar Gas did not sell at wholesale any manufactured gas during 1998. Questar itself did not sell at wholesale any natural gas or manufactured gas during 1998.
          (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

     During the 1998 calendar year, Questar Gas purchased 36,140,000 Dth of natural gas or approximately 38 percent of its total gas supply outside the state of Utah or at the state line. Questar itself did not purchase any gas volumes.
     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     None. Neither Questar nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     None. Questar and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

     None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

                            UNDERTAKING
     Questar hereby undertakes that it will not issue any shares of its authorized preferred stock unless, on a pro forma basis giving effect to such issuance, (1) consolidated earnings of Questar and its subsidiaries available for interest and dividends for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance of such stock, determined in accordance with generally accepted accounting principles, would be at least one and one-half times the sum of the annual interest requirements on consolidated long-term debt of Questar (including current maturities and excluding interest charges on indebtedness to be retired by the application of proceeds from the issuance of such shares or in connection with the transaction in which such shares are issued) and the annual dividend requirements on shares of preferred stock of Questar and its subsidiaries; (2) the aggregate outstanding long-term debt (including current maturities) of Questar and its subsidiaries on a consolidated basis is less than or equal to 60 percent of the capitalization of Questar and its subsidiaries on a consolidated basis; and (3) Questar's common stock represents at least 35 percent of the capitalization of Questar and its subsidiaries on a consolidated basis. For purposes of the foregoing, consolidated earnings of Questar and its subsidiaries available for interest and dividends shall be determined on an after-tax basis and shall be the sum of income before extraordinary items and interest expense; pro forma income available for interest and dividends and pro forma interest charges shall include income and interest charges of businesses acquired, or proposed to be acquired, in conjunction with the issuance of Questar preferred stock, for the pro forma periods, regardless of whether the company acquired shall be accounted for on a pooling-of-interests basis or otherwise, provided that such earnings available for interest and dividends is determinable for the acquired business in accordance with generally accepted accounting principles; and consolidated capitalization shall include long-term debt (including current maturities), preferred stock and any premium thereon, and the sum of the common equity accounts of the company, all as prepared in accordance with generally accepted accounting principles.
     Questar has not issued any shares of its authorized preferred stock and has no current plans to do so.

                             EXHIBIT A
     A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     The following exhibits are attached to and made a part of this filing:

Exhibit A-1       Consolidating Statement of Income of Questar
                  Corporation and Subsidiaries as of December 31,
                  1998.

Exhibit A-2       Consolidated Statements of Common Shareholders'
                  Equity, Questar Corporation and Subsidiaries as of
                  December 31, 1998.

Exhibit A-3       Consolidating Balance Sheet, Questar Corporation and
                  Subsidiaries as of December 31, 1998.

                             EXHIBIT B

    If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically, the registrant shall furnish a Financial Data
Schedule.

    The requested Financial Data Schedule information has been submitted.

                             EXHIBIT C

    An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

    Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.

[corporate seal]              QUESTAR CORPORATION

Attest:


/s/Connie C. Holbrook         By /s/S. E. Parks
Connie C. Holbrook                 S. E. Parks
Vice President and                 Vice President, Treasurer and
Secretary                          Chief Financial Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                        Connie C. Holbrook
                    Vice President & Secretary
                        Questar Corporation
                180 East 100 South, P.O. Box 45433
                  Salt Lake City, Utah 84145-0433


EXHIBIT A-1
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1998
UNAUDITED
(In Thousands)

                                                      Regulated Services
                                            Market      Questar     Questar    Other 1/     Other    Intercompany   Questar
                                           Resources      Gas       Pipeline              Operations Transactions Consolidated
Revenues
  From unaffiliated customers                $382,791    $475,754     $37,156     $2,355      $8,200                 $906,256
  From affiliated companies                    77,323       1,069      71,401         99      39,707   $(189,599)
                                              460,114     476,823     108,557      2,454      47,907    (189,599)     906,256
Operating expenses
  Natural gas and other product purchases     232,135     281,004                                       (147,971)     365,168
  Operating and maintenance                    75,032      96,923      38,832      3,518      38,628     (40,575)     212,358
  Depreciation and amortization                71,377      33,261      13,927         17       6,575                  125,157
  Write-down of oil and gas properties         34,000                                                                  34,000
  Other expenses                               26,041       8,185       2,600                  1,019      (1,053)      36,792
    Total operating expenses                  438,585     419,373      55,359      3,535      46,222    (189,599)     773,475
    Operating income                           21,529      57,450      53,198     (1,081)      1,685                  132,781
Interest and other income                       3,638       3,566          78        655      22,756     (12,491)      18,202
Earnings (loss) from affiliates                  (930)                  4,011                   (164)                   2,917
Debt expense                                  (12,631)    (19,792)    (14,456)      (385)    (13,198)     12,491      (47,971)
Income tax (expense) credit                     2,131     (13,816)    (14,940)       339      (2,744)                 (29,030)
    Net income                                $13,737     $27,408     $27,891      ($472)     $8,335                  $76,899

1/  Includes Questar Energy Services.


EXHIBIT A-2
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
UNAUDITED

                                                                                                  Note         Other       Compre-
                                                       Common Stock                Retained    Receivable  Comprehensive   hensive
                                                          Shares       Amount      Earnings     from ESOP     Income       Income
                                                                                 (Dollars in Thousands)
Balances at January 1, 1996                              81,395,628     $283,776     $438,284     ($21,238)     $11,853
  Issuance of common stock                                  744,334       10,396
  Purchase of common stock                                  (90,188)      (1,559)
  1996 net income                                                                      98,145                                $98,145
  Payment of dividends
    Preferred stock                                                                      (391)
    Common stock of $.595 per share                                                   (48,589)
  Income tax benefit of dividends paid to ESOP                                            350
  Collection of note receivable from ESOP                                                            5,682
  Other comprehensive income
    Unrealized loss on securities available for sale,
      net of income tax benefits of $2,752,000                                                                   (4,443)     (4,443)
    Foreign currency translation adjustment
      net of income tax benefits of $97,000                                                                        (181)       (181)
Balances at December 31, 1996                            82,049,774      292,613      487,799      (15,556)       7,229      $93,521
  Issuance of common stock                                  745,212       11,328
  Purchase of common stock                                 (652,902)     (12,619)
  1997 net income                                                                     104,795                               $104,795
  Payment of dividends
    Preferred stock                                                                      (192)
    Common stock of $.62 per share                                                    (50,943)
  Premium paid on retired preferred stock                                                 (48)
  Income tax benefit of dividends paid to ESOP                                            252
  Collection of note receivable from ESOP                                                            5,383
  Other comprehensive income
    Unrealized gain on securities available for sale,
        net of income taxes of $9,642,000                                                                        15,564       15,564
    Foreign currency translation adjustment,
       net of income taxes of $98,000                                                                               173          173
Balances at December 31, 1997                            82,142,084      291,322      541,663      (10,173)      22,966     $120,532
  Issuance of common stock                                  521,879        8,243
  Purchase of common stock                                  (31,885)        (677)
  1998 net income                                                                      76,899                                $76,899
  Payment of common stock dividends
      of $.6525 per share                                                             (53,747)
  Income tax benefit of dividends paid to ESOP                                            143
  Collection of note receivable from ESOP                                                            6,218
  Other comprehensive income
    Unrealized loss on securities available for sale,
        net of income tax benefit of $3,086,000                                                                  (4,992)    (4,992)
    Foreign currency translation adjustment,
        net of income taxes of $53,000                                                                               93           93
Balances at December 31, 1998                            82,632,078     $298,888     $564,958      ($3,955)     $18,067      $72,000


EXHIBIT A-3
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
UNAUDITED
(In Thousands of Dollars)

                                                                                Regulated Services
                                              Questar   Intercompany    Other     Questar    Questar   Other 1/    Market
                                           Consolidated Transactions Operations     Gas     Pipeline              Resources
CURRENT ASSETS

  Cash and short-term investments               $16,793                  $2,106     $3,326     $9,294       $173     $1,894
  Notes receivable from affiliates                         ($327,746)   300,146                            2,500     25,100
  Accounts and notes receivable                 177,630      (29,276)    20,794     80,512     21,304     11,104     73,192
  Inventories                                    37,817                   2,402     22,296      2,203        131     10,785
  Prepaid expenses and deposits                  11,864                   3,659      2,838      1,714       (716)     4,369
  Purchased gas adjustment                        2,067                              2,067
   TOTAL CURRENT ASSETS                         246,171     (357,022)   329,107    111,039     34,515     13,192    115,340
PROPERTY, PLANT AND EQUIPMENT                 3,104,522         (179)    70,258    948,280    670,456      3,066  1,412,641
  Less allowances for depreciation            1,356,881                  39,290    382,657    215,589      2,216    717,129
    NET PROPERTY, PLANT AND EQUIPMENT         1,747,641         (179)    30,968    565,623    454,867        850    695,512
INVESTMENT IN UNCONSOLIDATED AFFILIATES          56,838   (1,231,228)   809,010                52,912    422,471      3,673
INVESTMENT IN SECURITIES AVAILABLE FOR SALE      56,910                  56,910
OTHER ASSETS                                     51,225                  13,349     23,853     12,506        889        628
                                             $2,158,785  ($1,588,429)$1,239,344   $700,515   $554,800   $437,402   $815,153

CURRENT LIABILITIES

  Short-term loans                             $221,100                $221,100
  Notes payable to affiliates                              ($318,300)    53,400    $96,700    $38,000     $8,400   $121,800
  Accounts payable and accrued expenses         168,174      (29,276)    21,175     58,996     44,130      7,463     65,686
  Interest payable                                7,676                   1,066      4,567        999                 1,044
  Federal income taxes payable                    8,698                    (375)     2,113        383        472      6,105
  Other taxes payable                            22,712                     348      5,612      3,039         52     13,661
  Current portion of long-term debt               6,006                   6,006
    TOTAL CURRENT LIABILITIES                   434,366     (347,576)   302,720    167,988     86,551     16,387    208,296
LONG-TERM DEBT, less current portion            615,770       (9,446)    15,601    225,000    202,991               181,624
DEFERRED CREDITS                                 27,450         (179)    11,166        330      4,546         10     11,577
DEFERRED INVESTMENT TAX CREDITS                   6,035                              6,011         24
DEFERRED INCOME TAXES                           197,206                   8,825     74,012     63,486     (1,230)    52,113

COMMON SHAREHOLDERS' EQUITY

  Common stock                                  298,888      (34,350)   299,403     22,974      6,551          1      4,309
  Additional paid-in capital                                (653,601)    12,930     41,875     82,034    400,735    116,027
  Retained earnings                             564,958     (543,063)   574,458    162,325    108,617     21,499    241,122
  Note receivable from ESOP                      (3,955)                 (3,955)
  Other comprehensive income                     18,067         (214)    18,196                                          85
    TOTAL COMMON SHAREHOLDERS' EQUITY           877,958   (1,231,228)   901,032    227,174    197,202    422,235    361,543
                                             $2,158,785  ($1,588,429)$1,239,344   $700,515   $554,800   $437,402   $815,153


1/  Includes Questar Energy Services.